For immediate release

Nordion Provides Updated Schedule for MAPLE Arbitration

OTTAWA, Canada, October 21, 2011 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today released an update to the schedule for the ongoing arbitration with Atomic Energy of Canada Limited (AECL) relating to the MAPLES, the nuclear reactors that were being commissioned to serve as the Company’s source of long-term medical isotope supply.

The dates for the hearings that had originally been scheduled to be completed by the end of 2011 will be extended to the second fiscal quarter 2012.  This extension is required to allow further evidence from the parties to be heard.  Based on the current status of the hearings, we believe this new schedule allows sufficient time for completion of the arbitration and a decision thereafter from the panel.

Nordion served AECL with a notice of arbitration proceedings on July 8, 2008, after AECL and the Government of Canada unilaterally announced their intent to discontinue development work on the MAPLE facilities. The arbitration seeks to compel AECL to fulfil its contractual obligations to Nordion to complete the MAPLES and, in the alternative and in addition to such order, to pay significant monetary damages.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global specialty health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 500 highly skilled employees in three locations. Find out more at www.nordion.com.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2010 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

CONTACTS:

MEDIA:
Tamra Benjamin
(613) 592-3400 x.1022
tamra.benjamin@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion